INOVA TECHNOLOGY, INC.
2300 W. Sahara Ave. Suite 800
Henderson, NV 89102

Mr. Mew, Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: May 14, 2010 letter

August 18, 2010

Mr. Mew,

We have received and reviewed your letter in connection with the filings. This is a response to your questions.

Comment 2/3: Please see April, 2010 10K with restated April, 2009 information

Comment 6: Please see April, 2010 10K with restated April, 2009 information

Comment 10: Per our conversation the puts don’t change when anti-dilution kicks in; the puts are fixed

Comment 11: Please see April, 2010 10K

Comment 12: Please see April, 2010 10K

Proxy question: We had received the majority shareholder approval for this as indicated in the preliminary proxy. Counsel indicated based on their discussions with SEC staff this was sufficient.

Per your letter we acknowledge:

1)	The company is responsible for the adequacy and accuracy of the disclosure in the filing
2)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3)	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

We believe this responds to your questions pertaining to the filings. Thank you for your consideration. Please contact me should you have any questions.

Regards,

Bob Bates, CPA, CVA, CFO, CFE